[BWAY Corporation Letterhead]

January 4, 2010

Mr. Michael B. Clauer

Re: Separation Pay Agreement

Dear Mike:

The purpose of this letter agreement (the "Agreement") is to set forth the terms upon which you may be entitled to certain benefits upon termination of your employment with BWAY Corporation (the "Company"). The Company agrees to provide the following benefits to you in exchange for your continued employment with the Company. Specifically, you ("You" or "Your") and the Company (collectively, the "Parties") agree:

1. At-will Employment. This Agreement does not create a contract of employment or a contract for benefits. Your employment relationship with the Company is at-will. This means that at either Your option or the Company's option, Your employment may be terminated at any time, with or without cause or with or without notice. This Agreement does not alter the at-will employment relationship.

2. Termination of Employment. Your employment may be terminated for any or no reason, including any of the following:

(a) Your death;

(b) Your disability which renders You unable to perform the essential functions of Your job even with reasonable accommodation, as determined in the Company's sole and absolute discretion;

(c) "For Cause," which means a termination by the Company because of any one of the following events:

(i) Your material breach of any agreement between You and the Company;

(ii) Your breach of Your fiduciary duty to the Company;

(iii) Your conviction by a court of competent jurisdiction of (a) a felony, or (b) a crime involving moral turpitude;

(iv) Your conduct which, if known to the general public, would likely bring the Company into substantial public disgrace or disrepute;

(v) Your substantial and repeated failure to perform duties as reasonably directed by the Company that are consistent with Your duties and responsibilities as Executive Vice President and Chief Financial Officer of the Company; or

(vi) Your gross negligence or willful misconduct with respect to the Company;

(d) Your resignation; or

(e) "Without Cause," which means any termination of Your employment by the Company which is not defined in subsections (a)-(d) above.

3. Post-Termination Payment Obligations.

(a) If the Company terminates Your employment Without Cause, as defined above, then the Company shall: (i) Pay You all accrued but unpaid wages through the termination date, based on Your then current base salary, and (ii) after Your separation from service (as defined by Section 409A of the Internal Revenue Code (the "Code") and applicable regulations): (1) pay You a lump sum payment equal to (a) twelve (12) months of Your then current base salary, plus (b) one and one half (1.5) times Your then current annual target incentive bonus under the Company's Officers Incentive Program (subclauses (a) and (b) together the "Separation Payment"). The Separation Payment shall be paid within sixty (60) days of the date of Your termination, provided You have complied with all conditions set forth in subsection (b) below; (2) for a period of twelve (12) months, reimburse Your COBRA premium under the Company's major medical group health plan on a monthly basis, up to a maximum equal to the amount the Company contributed for You on a monthly basis prior to the termination date (the "COBRA Reimbursement"), and (3) make payments to You of One Thousand Three Hundred Dollars ($1,300.00) on the first business day of each month for a period of twelve (12) months, beginning on the first such date that is at least eight (8) days after You sign the Separation & Release Agreement as set forth in subsection (b) below (the "Additional Payments"). The Separation Payment, COBRA Reimbursement, and Additional Payments (collectively, the "Separation Benefits") shall be subject to all applicable withholdings, and shall constitute full satisfaction of the Company's obligations under this Agreement. Except as set forth in this Section 3, the Company shall have no other obligations to You, including under any provision of this Agreement, Company policy, or otherwise.

(b) The Company's obligation to provide the Separation Benefits shall be conditioned upon Your: (a) within sixty (60) days of the date of Your termination, execution and non-revocation of an effective Separation & Release Agreement in a form prepared by the Company, which includes, but is not limited to, (i) Your release of the Company from any and all liability and claims of any kind, and (ii) covenants prohibiting and/or restricting Your (w) use and disclosure of the Company's confidential information and trade secrets, (x) soliciting the Company's customers and prospective customers, (y) recruiting the Company's employees, and (z) competing with the Company; and (b) compliance with all other post-termination obligations to which You are subject. If You do not execute an effective Separation & Release Agreement as set forth above, then the Company shall have no obligation to provide the Separation Benefits to You. The Company's obligation to provide the Separation Benefits set forth above shall terminate immediately upon any breach by You of any post-termination obligations to which You are subject.

(c) Notwithstanding any other provision of this Agreement, to the extent that any of the Separation Benefits constitutes deferred compensation subject to Code Section 409A and not exempted therefrom, such amount shall be delayed and not paid until the first business day following the date which is six (6) months after Your separation from service if Your separation from service occurs during a period in which You are a "specified employee" (within the meaning of Code Section 409A) of the Company.

4. Set-Off. If You have any outstanding obligations to the Company upon the termination of Your employment for any reason, You hereby authorize the Company to deduct any amounts owed to the Company from Your final paycheck and/or any amounts that would otherwise be due to You, including under Section 3 above, to the extent permitted by law; provided, however, in no event shall the Company deduct any amounts owed to the Company from any amounts payable to You that would constitute deferred compensation subject to Code Section 409A.

5. Governing Law. The laws of the State of Illinois shall govern this Agreement. If Illinois' conflict of law rules would apply another state's laws, the Parties agree that Illinois law shall still govern.

6. Entire Agreement. This Agreement constitutes the entire agreement between the Parties. This Agreement supersedes any prior communications, agreements or understandings, whether oral or written, between the Parties arising out of or relating to the subject matter of this Agreement. Other than the terms of this Agreement, no other representation, promise or agreement has been made with You to cause You to sign this Agreement.

7. Amendments. This Agreement may not be amended or modified except in writing signed by both Parties.

8. Successors and Assigns. This Agreement shall be assignable to, and shall inure to the benefit of, the Company's successors and assigns, including, without limitation, successors through merger, name change, consolidation, or sale of a majority of the Company's stock or assets, and shall be binding upon You and Your heirs and assigns.

9. Consent to Jurisdiction and Venue. You agree that any and all claims arising out of or relating to this Agreement shall be brought in a state or federal court of competent jurisdiction in Illinois. You consent to the personal jurisdiction of the state and/or federal courts located in Illinois. You waive (i) any objection to jurisdiction or venue, or (ii) any defense claiming lack of jurisdiction or improper venue, in any action brought in such courts.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

BWAY Corporation
Kenneth M. Roessler	Michael B. Clauer
By: /s/ Kenneth M. Roessler	/s/ Michael B. Clauer
Its: President & CEO	Date: 01/04/10
Date: 01/05/10